082-34952

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC
Mail Processing
Section

MAY 20 2008

Washington, DC
101

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 13/05/2008

08006987

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED

JUN 02 2008

THOMSON REUTERS

Jw 5/28

DYNO
Dyno Nobel

13 May 2008

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") Distribution

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that the second distribution on the Dyno Nobel SPS, for the period from 1 January 2008 to 30 June 2008, will be paid on 30 June 2008.

The Record Date for this distribution is 6 June 2008.

The payment rate for the distribution is 9.3150%, which equates to an aggregate distribution of approximately A$13,934,219.18.

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END